Exhibit 99.1

Condensed Interim Consolidated
Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Stated in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

High Tide Inc.
Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024

Condensed Interim Consolidated Financial Statements for the three and six months ended April 30, 2025 and 2024.

The accompanying unaudited condensed interim consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Company.

Approved on behalf of the Board:

(Signed) "Harkirat (Raj) Grover"            (Signed) "Nitin Kaushal"
President and Chair of the Board            Director and Chair of the Audit Committee

High Tide Inc.
Condensed Interim Consolidated Statements of Financial Position
As at April 30, 2025 and October 31, 2024
(Unaudited — In thousands of Canadian dollars)

	Notes	2025	2024
		$	$

Assets
Current assets
Cash and cash equivalents		34,692	47,267
Marketable securities		303	712
Trade and other receivables	11	2,752	3,308
Inventory	10	28,226	29,338
Prepaid expenses and deposits	9	8,062	5,164
Total current assets		74,035	85,789
Non-current assets
Property and equipment	7	28,496	27,471
Right‐of‐use assets	24	35,565	36,525
Long term prepaid expenses and deposits	9	3,325	3,607
Intangible assets and goodwill	8	90,559	92,816
Total non-current assets		157,945	160,419
Total assets		231,980	246,208
Liabilities
Current liabilities
Accounts payables and accrued liabilities	12	22,112	22,150
Income tax payable		1,691	1,659
Deferred revenue		2,552	1,990
Interest bearing loans and borrowings	14	11,052	12,891
Current portion of notes payable	13	279	13,974
Current portion of lease liabilities	24	9,502	8,816
Total current liabilities		47,188	61,480
Non-current liabilities
Notes payable	13	66	65
Lease liabilities	24	30,307	31,391
Deferred tax liability		292	284
Secured Debentures	15	12,214	7,476
Total non-current liabilities		42,879	39,216
Total liabilities		90,067	100,696
Shareholders' equity
Share capital	17	301,362	300,643
Warrants	19	4,610	4,632
Contributed surplus		42,466	40,507
Accumulated other comprehensive income		6,685	6,848
Accumulated deficit		(215,064)	(209,358)
Equity attributable to owners of the Company		140,059	143,272
Non-controlling interest	27	1,854	2,240
Total shareholders' equity		141,913	145,512
Total liabilities and shareholders' equity		231,980	246,208
Contingent liability (Note 26)

3

High Tide Inc.
Condensed Interim Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

		Three months ended		Six months ended
		$	$	$	$
	Notes	2025	2024	2025	2024
		$	$	$	$
Revenue	6, 22	137,804	124,259	280,265	252,327
Cost of sales		(102,333)	(88,960)	(209,354)	(181,034)
Gross profit		35,471	35,299	70,911	71,293
Expenses
Salaries, wages and benefits		(17,476)	(15,429)	(35,057)	(31,332)
Share-based compensation	18	(1,250)	(549)	(2,425)	(1,344)
General and administration		(5,768)	(5,559)	(12,331)	(11,165)
Professional fees		(1,690)	(1,995)	(3,499)	(4,066)
Advertising and promotion		(1,030)	(1,154)	(1,942)	(1,976)
Depreciation and amortization	7, 8, 24	(5,880)	(7,505)	(11,727)	(14,353)
Interest and bank charges		(1,445)	(1,121)	(2,931)	(2,278)
Total expenses		(34,539)	(33,312)	(69,912)	(66,514)
Income from operations		932	1,987	999	4,779
Other income (expenses)
Gain on extinguishment of financial liability		-	314	-	79
Loss on revaluation of marketable securities		-	-	-	(77)
Finance and other costs	16	(3,566)	(3,026)	(6,297)	(5,284)
Gain on revaluation of put option liability		-	110	-	410
(Loss) gain on foreign exchange		(114)	5	(101)	-
Other Loss		(42)	(337)	(42)	(337)
Gain (loss) on debentures		-	240	-	(515)
Total other expenses		(3,722)	(2,694)	(6,440)	(5,724)
Loss before taxes		(2,790)	(707)	(5,441)	(945)
Income tax (expense) recovery		(46)	236	(84)	(5)
Deferred income tax recovery		-	642	-	1,116
Net (loss) income		(2,836)	171	(5,525)	166
Other comprehensive income (loss)
Translation difference on foreign subsidiary		(1,044)	1,169	(163)	432
Total comprehensive (loss) income		(3,880)	1,340	(5,688)	598

Net income (loss) attributed to:
Owners of the company		(2,898)	(25)	(5,706)	(365)
Non-controlling interest	27	62	196	181	531
		(2,836)	171	(5,525)	166

Comprehensive (loss) income attributed to:
Owners of the company		(3,957)	592	(5,879)	(205)
Non-controlling interest		77	748	191	803
		(3,880)	1,340	(5,688)	598

(Loss) income per share
Basic and diluted	20	(0.04)	—	(0.07)	—

4

High Tide Inc.
Condensed Interim Consolidated Statements of Changes in Equity
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars)

					Equity	Accumulated
					portion of	other		Attributable
				Contributed	convertible	comprehensive	Accumulated	to owners of
	Note	Share capital	Warrants	surplus	debt	income (loss)	deficit	the Company	NCI	Total
		$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2023		288,027	12,740	30,749	717	5,257	(205,934)	131,556	2,110	133,666

Issued to pay fees in shares		1,331	-	-	-	-	-	1,331	-	1,331
Purchase of Queen of bud - paid in shares		900	-	-	-	-	-	900	-	900
Acquisition of non-controlling interest - NuLeaf		-	-	-	-	-	196	196	(196)	-
Issuance of share for settlement of convertible debentures		5,025	-	-	-	-	-	5,025	-	5,025
Issuance of shares through ATM		3,154	-	-	-	-	-	3,154	-	3,154
Revaluation of Convertible Debt		-	-	-	(525)	-	525	-	-	-
Clear gain/loss of settlement		-	-	-	-	-	-	-	-	-
Share-based compensation		-	-	2,975	-	-	-	2,975	-	2,975
Share issuance costs		(97)	-	-	-	-	-	(97)	-	(97)
RSUs vested		929	-	(929)	-	-	-	-	-	-
Warrants exercised		358	(100)	27	-	-	-	285	-	285
Warrants expired		-	(8,008)	8,008	-	-	-	-	-	-
Options exercised		216	-	(105)	-	-	-	111	-	111
Settlement of escrow shares		-	-	(218)	-	-	-	(218)	-	(218)
Cumulative translation adjustment		-	-	-	-	1,591	-	1,591	-	1,591
Adjustment for foreign exchange on impairment		-	-	-	-	-	-	-	-	-
Settlement of Convertible Debenture		-	-	-	(192)	-	192	-	-	-
TSX Bond Issuance		800	-	-	-	-	-	800	-	800
Partner distributions		-	-	-	-	-	-	-	(200)	(200)
Net loss for the period		-	-	-	-	-	(4,337)	(4,337)	526	(3,811)
Balance, October 31, 2024		300,643	4,632	40,507	-	6,848	(209,358)	143,272	2,240	145,512
Opening balance, November 1, 2024
Issuance of shares through ATM	17	52	-	-	-	-	-	52	-	52
Share-based compensation	18	-	-	2,425	-	-	-	2,425	-	2,425
Share issuance costs	17	(95)	-	-	-	-	-	(95)	-	(95)
RSUs vested	17	227	-	(227)	-	-	-	-	-	-
Warrants exercised	19	84	(22)	-	-	-	-	62	-	62
Options exercised	17	451	-	(239)	-	-	-	212	-	212
Cumulative translation adjustment		-	-	-	-	(163)	-	(163)	-	(163)
Partner distributions		-	-	-	-	-	-	-	(567)	(567)
Net loss for the period		-	-	-	-	-	(5,706)	(5,706)	181	(5,525)
Balance, April 30, 2025		301,362	4,610	42,466	-	6,685	(215,064)	140,059	1,854	141,913

5

High Tide Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

	Notes	2025	2024
Operating activities		$	$
Net (loss) income		(5,525)	166
Adjustments for items not effecting cash and cash equivalents
Income tax expense		84	5
Deferred income tax recovery		-	(1,116)
Accretion expense	16	304	2,025
Amortization of issuance fees on Secured debentures	16	172	-
Lease investment write-off		-	179
Depreciation and amortization	7, 8, 24	11,727	14,353
Share-based compensation	18	2,425	1,344
Gain on revaluation of put option liability		-	(410)
Loss (gain) on foreign exchange		101	-
Gain (loss) on extinguishment of debenture		-	515
Loss on revaluation of convertible debentures		-	336
Other Gains		42	(2)
		9,330	17,395
Changes in non-cash working capital
Trade and other receivables		556	3,469
Inventory		1,112	(2,141)
Prepaid expenses and deposits		(2,616)	1,042
Accounts payables and accrued liabilities		(38)	(136)
Income tax payable		32	(185)
Deferred revenue		562	237
Net cash provided by operating activities		8,938	19,681

Investing activities
Purchase of property and equipment	7	(4,988)	(3,994)
Purchase of intangible assets	8	(176)	(283)
Purchase to obtain right-of-use assets		(138)	-
Proceeds (purchases) of marketable securities		409	(54)
Net cash used in investing activities		(4,893)	(4,331)

Financing activities
Repayment of interest bearing loans and borrowings	14	(1,839)	(1,576)
Repayment of notes payable	13	(13,862)	(142)
Repayment of convertible debentures		-	(2,852)
Lease liability payments	24	(4,889)	(5,652)
Share issuance costs	17	(95)	(27)
Partner distributions		(567)	-
Proceeds from equity financing through ATM	17	52	3
Warrants exercised	20	62	79
Options exercised		220	34
Proceeds from secured debentures		4,427	-
Net cash used in financing activities		(16,491)	(10,133)

Effect of foreign exchange on cash		(129)	(798)

Net (decrease) increase in cash		(12,575)	4,419
Cash and cash equivalents, beginning of period		47,267	30,121
Cash and cash equivalents, end of period		34,692	34,540

Supplemental cash flow information		2025	2024
Cash Interest Received		224	130
Cash Interest Paid		3,575	3,012
Cash Taxes Paid		42	-

6

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
1. Nature of operations
High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company with brick and mortar stores and global e-commerce assets. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI” (listed as of June 2, 2021), the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112 – 11127 15 Street NE, Calgary, Alberta Canada T3K 2M4.
High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.
2. Basis of preparation
A. Statement of compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited annual consolidated financial statements ("annual consolidated financial statements") of the Company for the year ended October 31, 2024 which are available on SEDAR at www.sedarplus.ca and with the SEC at www.sec.gov.
These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on June 16, 2025.
B. Basis of measurement
These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. The accounting policies set out below have been applied consistently by the Company and its wholly owned subsidiaries for the periods presented.
C. Currencies and foreign exchange
The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian subsidiaries. The functional currency of the Company’s United States (“U.S.”) subsidiaries is the U.S. dollar (“USD”), of the Company’s European subsidiaries is the Euro (“EUR”), and of the Company’s United Kingdom subsidiaries is the British Pound Sterling (“GBP”). Transactions denominated in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.
In preparing the Company’s condensed interim consolidated financial statements, the financial statements of the foreign subsidiaries are translated into Canadian dollars. The assets and liabilities of foreign subsidiaries are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign exchange rates. Translation gains and losses resulting from the consolidation of operations into the Company’s functional currency, are recognized in other comprehensive income in the condensed interim consolidated statements of (loss) income and other comprehensive (loss) income and as a separate component of shareholders’ equity on the consolidated statements of changes in equity.

7

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
D. Basis of consolidation
Subsidiaries are entities controlled by High Tide Inc. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of loss and other comprehensive income (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the annual consolidated financial statements of subsidiaries to bring their accounting policies into line with those used by the Company. Intra‐group balances and transactions, and any unrealized gains or losses or income and expenses arising from intra‐group transactions are eliminated in preparing the condensed interim consolidated financial statements.

Subsidiaries	Percentage Ownership	Functional Currency
Canna Cabana Inc.	100%	Canadian Dollar
2680495 Ontario Inc.	100%	Canadian Dollar
Saturninus Partners GP	50%	Canadian Dollar
Valiant Distribution Canada Inc.	100%	Canadian Dollar
META Growth Corp.	100%	Canadian Dollar
NAC Thompson North Ltd. Partnership	49%	Canadian Dollar
NAC OCN Ltd. Partnership	49%	Canadian Dollar
HT Global Imports Inc.	100%	Canadian Dollar
2049213 Ontario Inc.	100%	Canadian Dollar
1171882 B.C. Ltd.	100%	Canadian Dollar
High Tide BV (Grasscity)	100%	European Euro
Valiant Distribution Inc.	100%	U.S. Dollar
Smoke Cartel USA, Inc.	100%	U.S. Dollar
Fab Nutrition, LLC	100%	U.S. Dollar
Halo Kushbar Retail Inc.	100%	Canadian Dollar
Nuleaf Naturals LLC	100%	U.S. Dollar
DHC Supply, LLC	100%	U.S. Dollar
2629268 Alberta ltd.	87.5%	Canadian Dollar
DS Distribution Inc.	100%	U.S. Dollar
Enigmaa Ltd. (Blessed CBD)	80%	British Pound Sterling
High Tide Germany GmbH	100%	European Euro
3. Accounting policies
The material accounting policies applied in the preparation of the condensed interim consolidated financial statements for the three and six months ended April 30, 2025, and April 30, 2024 are consistent with those applied and disclosed in Note 3 of the Company’s annual consolidated financial statements for the year ended October 31, 2024.
Effective November 1, 2024, the Company adopted amendments to IFRS 16, Leases which clarifies the subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. The adoption of the amendments did not have a material impact on the Company's condensed interim consolidated financial statements.
Effective November 1, 2024, the Company adopted amendments to IAS 1, which clarifies the criteria for classifying liabilities with covenants as current or non-current. The adoption of the amendments did not have a material impact on the Company’s condensed interim consolidated financial statements.
For comparative purposes, the Company has reclassified certain items on the comparative condensed interim consolidated statements of (loss) income and comprehensive (loss) income, and statements of financial position to conform with current period’s presentation.

8

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
4. Significant accounting judgement, estimates and assumptions
The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years. Significant judgements, estimates, and assumptions within these condensed interim consolidated financial statements are consistent as those applied to and presented in note 4 of the annual consolidated financial statements for the period ended October 31, 2024.
5. Business combinations
In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.
A.    Cantopia (Millcreek) acquisition (Prior year)
On June 25, 2024, the Company closed the acquisition of 100% of one retail cannabis store previously operated by Cantopia at 6400 Millcreek Drive, Mississauga, Ontario. Pursuant to the terms of the Arrangement, the consideration was comprised of $600 in cash with 25% of the purchase price withheld in escrow for one year after the date of the agreement to cover potential post-closing adjustments.
In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. The purchase price was allocated based on the Company’s estimated fair value of the identifiable net assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2024, Cantopia accounted for $450 in revenues and $70 in net loss.

Total consideration	$
Cash	600
600

Purchase price allocation
Leasehold improvements	50
Office equipment and computers	6
Right of use asset	292
Inventory	41
License	4
Goodwill	499
Lease liability	(292)
600

9

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
6. Revenue from contracts with customers

For the three months ended April 30	2025	2024	2025	2024	2025	2024
	Bricks and Mortar	Bricks and Mortar	E-commerce	E-commerce	Total	Total
	$	$	$	$	$	$
Primary geographical markets (i)
Canada	133,091	115,130	-	-	133,091	115,130
USA	-	-	4,542	8,716	4,542	8,716
International	-	-	171	413	171	413
Total revenue	133,091	115,130	4,713	9,129	137,804	124,259

Major products and services
Cannabis and CBD products	118,597	103,852	1,454	4,107	120,051	107,959
Consumption accessories	3,252	2,301	3,163	5,022	6,415	7,323
Data analytics, advertising and other revenue	11,242	8,977	96	-	11,338	8,977
Total revenue	133,091	115,130	4,713	9,129	137,804	124,259

Timing of revenue recognition
Transferred at a point in time	133,091	115,130	4,713	9,129	137,804	124,259
Total revenue	133,091	115,130	4,713	9,129	137,804	124,259

For the six months ended April 30	2025	2024	2025	2024	2025	2024
	Bricks and Mortar	Bricks and Mortar	E-commerce	E-commerce	Total	Total
	$	$	$	$	$	$
Primary geographical markets (i)
Canada	268,805	230,831	-	-	268,805	230,831
USA	-	-	11,000	20,531	11,000	20,531
International	-	-	460	965	460	965
Total revenue	268,805	230,831	11,460	21,496	280,265	252,327

Major products and services
Cannabis and CBD products	239,407	207,557	4,263	9,310	243,670	216,867
Consumption accessories	6,917	6,699	7,042	12,002	13,959	18,701
Data analytics, advertising and other revenue	22,481	16,575	155	184	22,636	16,759
Total revenue	268,805	230,831	11,460	21,496	280,265	252,327

Timing of revenue recognition
Transferred at a point in time	268,805	230,831	11,460	21,496	280,265	252,327
Total revenue	268,805	230,831	11,460	21,496	280,265	252,327
(i)Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

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High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

7. Property and equipment

	Office equipment	Production	Leasehold
	and computers	equipment	improvements	Vehicles	Buildings	Total
Cost	$	$	$	$	$	$
Opening balance, November 1, 2023	5,739	3,859	42,333	38	3,575	55,544
Additions	970	-	7,110	2	135	8,217
Additions from business combinations	6	-	50	-	-	56
Foreign currency translation	(38)	-	(17)	-	-	(55)
Balance, October 31, 2024	6,677	3,859	49,476	40	3,710	63,762

Additions	309	11	4,596	-	72	4,988
Foreign currency translation	11	(1)	4	-	-	14
Balance, April 30, 2025	6,997	3,869	54,076	40	3,782	68,764

Accumulated depreciation
Opening balance, November 1, 2023	3,167	1,629	23,101	15	490	28,402
Depreciation	844	584	6,175	-	222	7,825
Foreign currency translation	7	-	57	-	-	64
Balance, October 31, 2024	4,018	2,213	29,333	15	712	36,291

Depreciation	327	275	3,259	2	125	3,988
Foreign currency translation	-	(8)	(3)	-	-	(11)
Balance, April 30, 2025	4,345	2,480	32,589	17	837	40,268

Net Book Value, October 31, 2024	2,659	1,646	20,143	25	2,998	27,471
Net Book Value, April 30, 2025	2,652	1,389	21,487	23	2,945	28,496
(i)As at April 30, 2025, the Company had a balance of $859 (October 31, 2024 - $1,199) in assets under construction in Leasehold Improvements. These amounts related to Canadian retail locations not yet in operation.

11

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
8. Intangible assets and goodwill

	Software	Licenses	Brand name	Goodwill	Total
Cost	$	$	$	$	$
Opening balance, November 1, 2023	11,310	46,269	8,948	76,203	142,730
Additions	603	(125)	1,000	(96)	1,382
Additions from business combinations	-	4	-	499	503
Impairment loss	-	-	(1,497)	(3,467)	(4,964)
Foreign currency translation	73	-	134	234	441
Balance, October 31, 2024	11,986	46,148	8,585	73,373	140,092
Additions	176	-	-	-	176
Foreign currency translation	(47)	-	(33)	(82)	(162)
Balance, April 30, 2025	12,115	46,148	8,552	73,291	140,106

Accumulated depreciation
Opening balance, November 1, 2023	6,291	32,954	-	-	39,245
Amortization	2,168	5,705	142	-	8,015
Foreign currency translation	16	-	-	-	16
Balance, October 31, 2024	8,475	38,659	142	-	47,276
Amortization	1,043	1,150	100	-	2,293
Foreign currency translation	(22)	-	-	-	(22)
Balance, April 30, 2025	9,496	39,809	242	-	49,547

Net Book Value, October 31, 2024	3,511	7,489	8,443	73,373	92,816
Net Book Value, April 30, 2025	2,619	6,339	8,310	73,291	90,559
During the three and six months ended April 30, 2025, the Company evaluated for indicators of impairment and determined that no indicators were present.

9. Prepaid expenses and deposits

As at	April 30, 2025	October 31, 2024
	$	$
Deposits on cannabis retail outlets	2,459	3,026
Prepaid insurance and other	3,312	2,384
Prepayment on inventory	5,616	3,361
Total	11,387	8,771
Less current portion	(8,062)	(5,164)
Long-term	3,325	3,607
10. Inventory

As at	April 30, 2025	October 31, 2024
	$	$
Finished goods	27,619	28,871
Work in process	132	25
Raw material	834	775
Provision for obsolescence	(359)	(333)
Total	28,226	29,338

12

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
11. Trade and other receivables

As at	April 30, 2025	October 31, 2024
	$	$
Trade account receivable	3,240	3,833
Allowance for doubtful accounts	(488)	(525)
Total	2,752	3,308
12. Accounts payables and accrued liabilities

As at	April 30, 2025	October 31, 2024
	$	$
Accounts payable	8,098	8,055
Accrued liabilities	9,744	9,752
Sales tax payable	4,270	4,343
Total	22,112	22,150
13. Notes payable

As at	April 30, 2025	October 31, 2024
	$	$
Notes payable (i) (ii)	279	13,974
Other	66	65
Total	345	14,039
Less current portion	(279)	(13,974)
Long-term obligation	66	65
(i)On April 2, 2024 , the Company entered into a non-interest bearing note payable with former minority owners of Nuleaf to settle the exercise of the put option. The note payable was entered into on April 2, 2024, in the amount of $1,878 for a period of 15 months. For the three and six months ended April 30, 2025, the Company made payments of $447 and $895 (April 30, 2024: $nil and $nil) and incurred accretion expense in the amount of $28 and $77 (April 30, 2024: $31 and $31).
(ii)On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included a note payable to Opaskwayak Cree Nation (“OCN”). The note payable was valued at $12,783 at the date of acquisition by discounting it over two years at market interest rate of 15%. On January 6, 2021, the Company entered into another amended loan agreement with OCN to remove the annual administration fee and extend the maturity date of the loan until December 31, 2024. The Company paid the $13,000 loan in full on December 31, 2024. For the six months ended April 30, 2025, the Company incurred interest in the amount of $216 (April 30, 2024: $799) and accretion of $62 (April 30, 2024: $230) in relation to the loan.
14. Interest bearing loans and borrowings

As at	April 30, 2025	October 31, 2024
	$	$
Connect First loan	11,052	12,891
Total	11,052	12,891
During the three and six months ended, April 30, 2025, the Company incurred interest of $219 and $490 (April 30, 2024: $366 and $754) and paid $945 and $1,839 (April 30, 2024: $799 and $1,576) as principal in relation to the outstanding interest bearing loans and borrowings.
As at April 30, 2025, the Company has met all the covenants attached to the loan.

13

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
15. Secured Debentures

As at	April 30, 2025	October 31, 2024
	$	$
Face value of secured debentures	15,000	10,000
Unamortized discount	(1,313)	(951)
Unamortized issuance fees	(1,473)	(1,573)
Total	12,214	7,476
On July 31, 2024, the Company established a secured debenture facility with a 12% coupon rate and 5-year maturity. On August 7, 2024, the Company issued $10,000 of debentures at a 10% discount and received net cash proceeds of $8,700. On November 30, 2024, the Company issued an additional $5,000 of debentures at a 10% discount and received net cash proceeds of $4,449.
On July 31, 2024, the Company issued 230,760 shares for consideration of $800 in connection with the secured debenture facility.
For the three and six months ended April 30, 2025, the Company incurred interest in the amount of $596 and $986 (April 30, 2024: $nil and $nil) and accretion expense of $75 and $139 (April 30, 2024: $nil and $nil) In addition, the Company recorded amortization expense of issuance fees of $86 and $172 (April 30, 2024 - $nil and $nil).
This secured debenture is subject to the same covenants as the Connect First loan, with which the Company remains in full compliance.

14

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
16. Finance and other costs

	Three months ended April 30,		Six Months Ended April 30,
	2025	2024	2025	2024
	$	$	$	$
Accretion on Convertible Debt	-	32	-	161
Accretion on Notes payable	29	155	165	282
Accretion on Debentures	75	-	139	-
Accretion on lease liabilities	945	831	1,881	1,582
Amortization of issuance fees on Secured debentures	86	-	172	-
Interest on notes payable	-	328	218	676
Interest on Debentures	596	-	986	-
Interest on interest bearing borrowings	219	366	490	754
Transaction and other costs for the period	1,616	1,314	2,246	1,829
Total	3,566	3,026	6,297	5,284
17. Share capital

Common shares:
	Number of shares	Amount
	#	$
Opening balance, November 1, 2023	75,299,147	288,027
Issued to pay fees in shares	658,754	1,331
Purchase of Queen of Bud - paid in shares	378,486	900
Issuance of shares through ATM(i)	1,057,300	3,154
Vested restricted share units (RSU) (note 21)	2,491,345	5,025
Vested restricted share units (RSU)	486,335	929
Share issuance cost	—	(97)
Options exercised	80,290	216
Warrants exercised	104,600	358
Issuance of shares in connection with secured debentures	230,760	800
Balance, October 31, 2024	80,787,017	300,643
Issuance of shares through ATM(i)	11,600	52
Vested restricted share units (RSU)	95,976	227
Share issuance cost	—	(95)
Options exercised	118,324	451
Warrants exercised	22,800	84
Balance, April 30, 2025	81,035,717	301,362
(i)On August 31, 2023, the Company announced that it established a new at-the-market equity offering (“the ATM Program”) that allows the Company to issue up to $30,000 (or the equivalent in U.S. dollars) of common shares from treasury to the public from time to time at the Company’s discretion and subject to regulatory requirements. For the three and six months ended April 30, 2025, a total of $nil and $52 (April 30, 2024: $3 and $3) has been raised through the program. The ATM program expires in September 2025.

15

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
18. Share-based compensation
(a) Stock option plan
On April 19, 2022, the directors of the Company approved the 2022 equity incentive plan (the “Omnibus Plan”), which was effective upon the Company receiving disinterested shareholder approval at the annual general meeting and special meetings of shareholders of the Company on June 2, 2022.
The maximum number of common shares available and reserved for issuance, at anytime, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, has been updated to 20% of the issued and outstanding common shares as at June 2, 2022. The maximum share options that can be issued is 12,617,734 Common Shares.
It is the Company's intention for the stock options it grants, to generally vest one-fourth on each of the first, second, third and fourth, six-month anniversaries of the grant date. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant. The maximum exercise period of an option shall not exceed 10 years from the grant date.
Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	For the six months ended April 30, 2025		For the year ended October 31, 2024
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)

Opening balance, beginning of the period	3,080,452	2.97	4,590,980	3.94
Granted	161,000	3.33	234,000	2.67
Exercised	(221,000)	2.74	(114,750)	1.86
Forfeited or expired	(292,247)	5.66	(1,629,778)	5.74
Balance, end of the period	2,728,205	2.72	3,080,452	2.97
Exercisable, end of the period	1,865,964	2.66	1,693,346	3.19
For the three and six months ended April 30, 2025, the Company recorded share-based compensation related to options of $167 and $385 (three and six months ended April 30, 2024: $494 and $1,112).

	Outstanding options			Exercisable options
	Number of options outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
Range of exercise price
$1.53 - $2.46	252,000	0.78	1.87	252,000	1.87
$2.47- $2.75	2,140,957	1.46	2.74	1,499,714	2.74
$2.76 - $3.44	335,248	1.91	3.23	114,250	3.27
$1.53 - $6.25	2,728,205	1.45	2.72	1,865,964	2.66
(b) Restricted share units ("RSUs") plan
For the three and six months ended April 30, 2025, the Company recorded share-based compensation related to RSUs of $1,083 and $2,040 (three and six months ended April 30, 2024:$55 and $232).

16

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

	Number of shares
As at	April 30, 2025	October 31, 2024
	#	#
Opening balance, beginning of the period	687,747	486,335
Granted	918,688	687,747
Forfeited or expired	0	(486,335)
Vested and issued	(95,976)	0
Balance, end of the period	1,510,459	687,747
(c) Escrow shares

	Number of shares
As at	April 30, 2025	October 31, 2024
	#	#
Opening balance, beginning of the period	-	541,616
Forfeited or expired	-	(90,933)
Released from escrow	-	(450,683)
Balance, end of the period	-	-
19. Warrants

	Number of warrants	Warrants amount	Weighted average exercise price	Weighted average number of years to expiry	Expiry dates
		$	$
Opening balance, November 1, 2023	51,266,522	12,740	5.61	0.75
Warrants expired	(46,309,556)	(8,008)	0.58	—	2/22/2024 - 05/26/2024
Warrants exercised	(104,600)	(100)	2.73	2.98	7/22/2027
Balance, October 31, 2024	4,852,366	4,632	2.73	2.98	7/22/2027

Warrants exercised	(22,800)	(22)	2.73	2.23	7/22/2027
Balance, April 30, 2025	4,829,566	4,610	2.73	2.23	7/22/2027
20. Loss per share

	Three months ended April 30,		Six months ended April 30
	2025	2024	2025	2024
	$	$	$	$
Net income (loss) for the period	(2,836)	171	(5,525)	166
Non-controlling interest portion of net income (loss)	62	(196)	181	(531)
Net loss attributable to the owners of the Company	(2,898)	(25)	(5,706)	(365)
	#	#	#	#
Weighted average number of common shares - basic	80,935,843	78,980,553	80,904,690	78,562,929
Basic and diluted income (loss) per share	(0.04)	—	(0.07)	—
During the three and six months ended April 30, 2025, the Company reported a net loss. In the computation of the diluted loss per share, common share equivalents are not considered, as the inclusion of the common shares equivalents are anti-dilutive for the year.

17

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
21. Financial Instruments and risk management
The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. This note presents information about changes to the Company’s exposure to each of these risks, its objectives, policies, and processes for measuring and managing risk, and its management of capital during the year. Further quantitative disclosure is included throughout these condensed interim consolidated financial statements. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.
(a) Fair value
The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
-Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
-Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)
The Company assessed that the fair values of cash and cash equivalents, trade and other receivable, accounts payable and accrued liabilities, and current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.
The following methods and assumptions were used to estimate the fair value:
-Marketable securities (excluding long term GICs) are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
-The Secured Debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The Secured Debentures are initially recorded at fair value and subsequently measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs in the consolidated statement of loss and comprehensive loss.
(b) Credit risk
Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. The maximum exposure to credit risk is equal to the carrying value (net of allowances) of the financial assets. The objective of managing credit risk is to prevent losses on financial assets. The Company assesses the credit quality of counterparties, considering their financial position, past experience, and other factors. Cash and cash equivalents consist of bank balances. Credit risk associated with cash is minimized substantially by ensuring that these financial assets are held in highly rated financial institutions. The Company holds all cash and cash equivalents with large commercial banks or credit unions, which minimizes credit risk.
The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	April 30, 2025	October 31, 2024
	$	$
Current (for less than 30 days)	1,123	2,619
31 – 60 days	151	79
61 – 90 days	652	19
Greater than 90 days	1,314	1,116
Less allowance	(488)	(525)
	2,752	3,308

18

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
Accounts receivable consists primarily of accounts receivable from invoicing for products and services rendered. The Company’s credit risk arises from the possibility that a customer which owes the Company money is unable or unwilling to meet its obligations in accordance with the terms and conditions in the contracts with the Company, which would result in a financial loss for the Company. This risk is mitigated through established credit management techniques, including monitoring customer’s creditworthiness, setting exposure limits and monitoring exposure against these customer credit limits.

For the three and six months ended ended April 30, 2025 $2 and $4 (April 30, 2024 nil and $2) in trade receivables were written off against the loss allowance due to bad debts. Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.
The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions.
(c) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company generally relies on funds generated from operations, equity and debt financing to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. The Company’s ability to manage its liquidity risk going forward will require some or all of the following: the ability to continue to generate positive cash flows from operations and to secure capital or credit facilities on reasonable terms.
Maturities of the Company’s financial liabilities are as follows:

	Contractual Cash Flows	2025	2026-2027	2028-2029	2030 and beyond
Accounts payable and accrued liabilities	22,112	22,112	–	–	–
Notes payable	628	300	27	27	274
Interest bearing loans and borrowings	12,390	2,329	10,061	–	–
Secured Debentures	22,800	900	3,600	18,300	–
Undiscounted lease obligations	47,607	6,579	11,582	10,117	19,329
Balance, April 30, 2025	107,228	33,911	25,270	28,444	19,603
(d) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with a variable interest rate.
At April 30, 2025, approximately 58% of the Company’s borrowings are at a fixed rate of interest (October 31, 2024: 64%).
Assuming all other variables remain constant, a fluctuation of +/- 1.0 percent in the interest rate would impact the annual interest payment by approximately +/- $111 (October 31, 2024 : $129).
(e) Foreign currency risk
Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates. The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at April 30, 2025 were as follows:

19

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

As at	April 30, 2025				October 31, 2024
(Canadian dollar equivalent amounts of GBP, EUR, USD)	GBP	EUR	USD	Total	Total
	$	$	$	$	$
Cash	451	440	1,344	2,235	3,292
Trade and other receivables	98	26	100	224	442
Accounts payable and accrued liabilities	(84)	(406)	(1,035)	(1,525)	(2,869)
Net monetary assets	465	60	409	934	865
Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between USD and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $20 (October 31, 2024 - $19). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the EUR and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $3 (October 31, 2024 - $2), and a fluctuation of +/- 5.0 percent in the exchange rate between GBP and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $23 (October 31, 2024 - $28). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.
22. Segmented information
The accounting policies used for segment reporting are consistent with the accounting policies used for the preparation of the Company’s annual audited consolidated financial statements. The comparative information has been prepared in accordance with the current reporting segments noted above. There have been no changes to the underlying data used to prepare the comparative reporting segments for the prior year.

20

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
(a) Performance by operational segment

	Bricks-and-Mortar	Bricks-and-Mortar	E-commerce	E-commerce	Total	Total
For the three months ended April 30,	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Total revenue	$133,091	$115,130	$4,713	$9,129	$137,804	$124,259
Gross profit	$34,002	$30,234	$1,469	$5,065	$35,471	$35,299
Income (loss) from operations	$3,754	$1,717	$(2,822)	$270	$932	$1,987

	Bricks-and-Mortar	Bricks-and-Mortar	E-commerce	E-commerce	Total	Total
For the six months ended April 30,	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Total Revenue	$268,805	$230,831	$11,460	$21,496	$280,265	$252,327
Gross profit	$67,274	$61,145	$3,637	$10,148	$70,911	$71,293
Income (loss) from operations	$6,045	$4,672	$(5,046)	$107	$999	$4,779
	Bricks-and-Mortar	Bricks-and-Mortar	E-commerce	E-commerce	Total	Total
As at April 30, 2025 and October 31, 2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Current assets	$65,401	$75,161	$8,634	$10,628	$74,035	$85,789
Non-current assets	$129,232	$128,719	$28,713	$31,700	$157,945	$160,419
Current liabilities	$42,383	$56,741	$4,805	$4,739	$47,188	$61,480
Non-current liabilities	$40,165	$35,788	$2,714	$3,428	$42,879	$39,216
Corporate overhead is allocated to bricks-and-mortar and e-commerce based on a percentage of revenue for the six months ended April 30, 2025 as 96% bricks-and-mortar and 4% e-commerce (April 30, 2024 91% bricks-and-mortar and 9% e-commerce).

21

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
(b) Performance by geographical market

	Canada	Canada	USA	USA	International	International	Total	Total
For the three months ended April 30,	2025	2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$	$	$
Total revenue	$133,091	$115,130	$4,542	$8,716	$171	$413	$137,804	$124,259
Gross profit	$34,002	$30,232	$1,428	$4,796	$41	$271	$35,471	$35,299
Income (loss) from operations	$5,409	$1,285	$(4,241)	$140	$(236)	$562	$932	$1,987

	Canada	Canada	USA	USA	International	International	Total	Total
For the six months ended April 30,	2025	2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$	$	$
Total revenue	$268,805	$230,831	$11,000	$20,531	$460	$965	$280,265	$252,327
Gross profit (loss)	$67,274	$61,148	$3,456	$9,547	$181	$598	$70,911	$71,293
Income (loss) from operations	$7,366	$3,770	$(5,847)	$286	$(520)	$723	$999	$4,779
	Canada	Canada	USA	USA	International	International	Total	Total
As at April 30, 2025 and October 31, 2024	2025	2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$	$	$
Current assets	$65,902	$77,037	$7,481	$7,940	$652	$812	$74,035	$85,789
Non-current assets	$129,451	$129,115	$25,259	$27,634	$3,235	$3,670	$157,945	$160,419
Current liabilities	$43,089	$57,692	$3,878	$3,580	$221	$208	$47,188	$61,480
Non-current liabilities	$40,472	$36,680	$2,115	$2,252	$292	$284	$42,879	$39,216
Corporate overhead is included in the geographical market in which it was incurred.
23. Related party transactions
As at April 30, 2025, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.
(a) Operational transactions
An office and warehouse unit (27,000 sq ft) has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The current lease term is 5 years that ends on December 31, 2028 with one additional 5-year term extension exercisable remaining at the option of the Company.
(b) Financing transactions
On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the Company provided limited Recourse Guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union.
The parties agree that this personal guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.

22

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
24. Right-of-use assets and lease liabilities
The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets	Total
$
Opening balance, November 1, 2024	36,525
Net additions	6,496
Terminations	(2,010)
Depreciation expense for the period	(5,446)
Balance, April 30, 2025	35,565

Lease Liabilities	Total
$
Opening balance, November 1, 2024	40,207
Additions	6,464
Terminations	(1,969)
Foreign currency translation	(4)
Lease Liability payments	(4,889)
Balance, April 30, 2025	39,809
Less current portion	(9,502)
Non-current	30,307
During the three and six months ended April 30, 2025, the Company also paid $1,286 and $2,725 (April 30, 2024: $1,098 and $2,328) in variable operating costs associated to the leases which are expensed under general and administrative expenses.
25. Capital management
The Company’s objectives when managing capital resources are to:
(i)Explore profitable growth opportunities;
(ii)Deploy capital to provide an appropriate return on investment for shareholders;
(iii)Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.
The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well as to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year‐over‐year sustainable profitable growth. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt or issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash‐on‐hand and financings, as required.
26. Contingent liability
In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of the operations.

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High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
27. Non-controlling interest
The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations.

	Balance as at April 30, 2025	Balance as at April 30, 2024
	$	$
Total current assets	5,106	5,482
Total non-current assets	5,699	6,365
Total current liabilities	(1,947)	(1,496)
Total non-current liabilities	(389)	(758)

	Three months ended April 30,		Six Months Ended April 30,
	2025	2024	2025	2024
	$	$	$	$
Revenues for the year ended	4,080	7,788	8,537	15,626
Net income for the year ended	(31)	1,507	54	2,467
Total Comprehensive income (loss)	46	1,930	106	1,808
The net change in non-controlling interests is as follows:

As at	April 30, 2025	April 30, 2024
	$	$
Opening balance, beginning of the period	2,240	2,110
Share of income for the period - Saturninus Partners	8	43
Share of income for the period - NAC OCN Ltd.Partnership	140	127
Share of income for the period - NAC Thompson North Ltd. Partnership	132	111
Share of income for the period - Enigmaa Ltd.	(99)	114
Share of income for the period - NuLeaf	-	136
Purchase of NuLeaf	-	(196)
Distribution - NAC OCN Ltd. Partnership	(305)	-
Distribution - NAC Thompson North Ltd.	(262)	-
Balance, end of the period	1,854	2,445

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